Ascendis Pharma A/S ENDO Data Review April 3, 2017 Exhibit 99.1

Cautionary Note On Forward-Looking Statements This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding our future results of operations and financial position, including our business strategy, prospective products, availability of funding, clinical trial results, product approvals and regulatory pathways, collaborations, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission, including, without limitation, our most recent Annual Report on Form 20-F filed with the SEC on March 22, 2017, particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events or otherwise after the date of this presentation. This presentation concerns product candidates that are or have been under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency or other foreign regulatory authorities. These product candidates are currently limited by U.S. Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated. Ascendis is a trademark that we use in this presentation. Any other trademarks appearing in this presentation are the property of their respective holders.

Agenda: ENDO 2017 Data Review Introduction – Jan Mikkelsen, Chief Executive Officer Presentation Highlights TransCon Growth Hormone (4 posters) Jonathan Leff, M.D. Chief Medical Officer TransCon PTH (2 posters; one late-breaker) David B. Karpf, M.D. VP, Clinical Development TransCon CNP (2 posters; one late-breaker) Kennett Sprogøe, PhD, Senior Vice President, Product Innovation Q&A

TransCon Technology



Parent Drug
Inactive Prodrug
Parent Drug
TransCon carrier
TransCon linker
Creation of TransCon Prodrug
Predictable release of parent drug in the body

- Predictable release of unmodified parent drugs
  - Parent drugs can be proteins, peptides or small molecules
  - Linker release only dependent on pH and temperature
  - TransCon carrier enables both systemic and localized drug exposure
- Maintains same mode-of-action of parent drug molecule
- Release of parent drug supporting up to half-yearly administration
- TransCon products eligible for new composition of matter IP claims

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Building a Leading Company in Rare Diseases

Internal Rare Disease Endocrinology Pipeline

Product Candidate	Primary Indication	Development Stage	Potential WW Market[1]	WW Commercial Rights
TransCon Growth Hormone	Growth hormone deficiency	Phase 3	> $3 billion[2]	ascendis pharma
TransCon PTH	Hypoparathyroidism	Pre-IND	> $2 billion[3]	ascendis pharma
TransCon CNP	Achondroplasia	Pre-IND	> $1 billion	ascendis pharma

Current/Potential Strategic Collaborations

TransCon Ranibizumab	Ophthalmology	Not disclosed	> $7 billion	Genentech
TransCon Peptides	Diabetes	Not disclosed	> $1 billion	SANOFI
TransCon Treprostinil	PAH	Phase 1	> $1 billion	Partnering Opportunity

Endocrinology | Ophthalmology | CV

[1] Based on market data and company estimates.
[2] Includes all indications.
[3] Based on treatment of ~25% of the U.S. patient population of ~77,000 patients.

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TransCon Growth Hormone: Once-Weekly Replacement Therapy Jonathan Leff, M.D. Chief Medical Officer

Efficacy Safety (including immunogenicity) Tolerability TransCon Growth Hormone Target Product Profile Comparable to Daily Growth Hormone = Weekly subcutaneous administration Single injection/dose Convenience 31G needle Room temperature storage Device Easy to use Empty-all design (controlled substance)

Phase 3 Study - heiGHt Trial Ongoing

heiGHt TRIAL

~ 150 treatment-naïve children with GHD (2:1 randomization)


Screening
≤ 6 weeks
VISIT SCHEDULE
TransCon Growth Hormone (0.24 mg/kg/week)
Week 1
Week 5
Week 13
Week 26
Week 39
Week 52
Genotropin (34µg/kg/d = 0.24 mg/kg/week)
Long-Term
Extension Study

Key Inclusion Criteria

- Prepubertal children with GHD
- Height SDS ≤ -2.0
- IGF-1 SDS ≤-1.0
- GHD with 2 GH stim. tests (GH ≤10 ng/mL)
- Bone age ≥ 6 months behind chronological

Key Endpoints

- Annualized height velocity (HV) at 52 weeks (primary endpoint)
- Annualized HV at earlier time points
- Change in HT SDS over 52 weeks
- Change in serum IGF-1/IGFBP-3 levels
- Change in IGF-1 SDS and IGFBP-3 SDS
- Normalization of IGF-1 SDS

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Phase 2 Data Provided Foundation for Phase 3 Same weekly dose 0.14 mg 0.21 mg 0.30 mg 0.21 mg Dose hGH/kg/week: 1 Intergroup differences not statistically significant. 2 Conducted with a previous lower strength version of TransCon Growth Hormone. 26-week treatment period Two thorough PK/PD assessments at weeks 1 and 13 TransCon Growth Hormone1,2 Genotropin®

TransCon Growth Hormone Phase 3 Program


TransCon Growth Hormone Phase 3 Program
heiGHt Trial (n = ~150)
heiGHt TRIAL
Switch Trial (n= ~150)
Extension Trial (n= ~300)
Regulatory Filings

- FDA supports size and scope of program for pediatric GHD filing
- Safety database to be >300 subjects at time of anticipated filing
- EMA discussions ongoing

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Auto-Injector Designed to Optimize Adherence and Compliance Auto-injector planned during extension study and for commercial launch Simple operation with few user steps A single low-volume (<0.60 mL) injection for patients less than 60kg Small needle comparable to daily hGH (31G, 4mm) Room temperature storage No waste due to empty-all design Enabled for Bluetooth® connectivity to IT health care solutions Device lifetime at least 4 years Key Features

Device development driven by user feedback >70 subjects, caregivers, health care professionals Six human factor usability studies Single use cartridges in 20% dosing increments with a single small injection of <0.60 mL Built to be connected to future IT solutions for improved adherence in real world Expected to be available at launch Extensive Development of Patient-Centric Device

TransCon PTH: Once-daily for Hypoparathyroidism David B. Karpf, M.D. VP, Clinical Development

Hypoparathyroidism - Not Only About Serum Calcium

Hypoparathyroidism (HP) affects 77,000 patients in the U.S.[1]

Patients suffer numerous comorbidities:

- Hypocalcemia and hypercalcemia
- Hypercalciuria (stones, nephrocalcinosis)
- Psychiatric disorders, depression
- Reduced cognition/QOL
- Basal ganglia/CNS calcifications
- Lenticular calcifications/cataracts
- Arterial calcifications/atherosclerosis

TransCon PTH designed to address limitations of current therapies normalizing blood/urinary calcium levels,
serum phosphate and bone turnover

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[1] J Clin Endocrinol Metab 2016, 101(6): 2284-2299

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Defined PK Profile for PTH Replacement Therapy from FDA1 and NIH2-4 1 FDA presentation Natpara Advisory Committee September 12, 2014 2 JAMA 1996, 276(8): 631-636  3 J Clin Endocrinol Metab 1998, 83(10): 3480-3486 4 J Clin Endocrinol Metab 2013, 88(9): 4214-4220 NIH research in patients with HP shows: continuous infusion superior to once or twice daily

PK Mimics Physiological PTH Levels over 24 Hours Maintained a flat infusion-like profile with once-daily administration Low PTH peak to trough ratio with low variability TransCon PTH Multiple Dose Study in Monkeys (n=6 to 10/group) 1.5 µg/kg 0.5 µg/kg 0.2 µg/kg

Positive PD Profile in Gold Standard Disease Model

- In contrast to daily PTH(1-84) treatment in TPTx rat model, TransCon PTH:
  - Normalized serum calcium and serum phosphorus
  - Did not cause abnormal increase in bone density



Serum Ca
(mg/mL)
15
10
5
0
Predose
Day 1
Day 6
Day 27
Serum P
(mg/mL)
15
10
5
0
Predose
Day 1
Day 6
Day 27
Mean w SD
Sham
Vehicle
TransCon PTH
(5 µg/kg)
PTH(1-84)
(70 µg/kg)

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Reduction in Urinary Calcium Excretion TransCon PTH administration reduced urinary calcium excretion in cynomolgus monkeys Urinary Ca following SC injections in cynomolgus monkeys (TransCon PTH 1µg/kg, n=3) Average Urinary Ca (mmol/L) (+SEM) 24 Hours Post-Dose Pre-Dose

TransCon CNP: Once-Weekly CNP for Achondroplasia Kennett Sprogøe, PhD Senior Vice President, Product Innovation

Achondroplasia – A Serious and Disabling Disease Autosomal dominant genetic disorder Patients suffer numerous comorbidities No FDA-approved therapy Only option to improve height is surgical limb lengthening Most common form of human dwarfism Approximately 250,000 patients worldwide1 80% born to average-sized parents Ear infections/sleep apnea Obesity Bowed legs 1 Lancet 2007, 370: 162-172 Back/spine/cord compression Cardiovascular complications Dental complications

TransCon CNP Designed to Improve Efficacy and Safety TransCon CNP has a very long half-life (~80 hours) providing continuous exposure to CNP with weekly administration No adverse hemodynamic effects (hypotension) in cynomolgus monkeys or mice at levels exceeding the expected clinical dose Lack of adverse hemodynamic effect may widen therapeutic window, thereby enhancing efficacy * “Vosoritide” refers to a synthesized molecule with the same amino acid sequence prepared by Ascendis Pharma. Control Average in peak change from predose (mm Hg±SEM) 100 µg/kg Vosoritide 100 µg/kg TransCon CNP 0 -2 -4 -6 -8 -10 -12 Change in Systolic Pressure in Monkeys

Dose Response in Juvenile Healthy Monkeys

- Healthy monkeys showed dose dependent tibia bone growth compared to vosoritide[1]; ulna growth data consistent

Tibial Growth at Three Months (n=4/group)


Percentage Change From Baseline
10
8
6
4
2
0
TransCon CNP 10 µg/kg/week
TransCon CNP 40 µg/kg/week
TransCon CNP 100 µg/kg/week

Tibial Growth at Six Months (n=4/group)


Percentage Change From Baseline
20
15
10
5
0
Control
TransCon CNP 40 µg/kg/week
Vosoritide 20 µg/kg/day
(140 µg/kg/week)

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* "Vosoritide" refers to a synthesized molecule with the same amino acid sequence prepared by Ascendis Pharma.

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TransCon CNP in ACH Disease Model (Fgfr3$^{Y367C/+}$)

Linear and Skeletal Growth in ACH Mice

TransCon CNP reversed the phenotype, restoring growth


+ TransCon CNP
+ vehicle

TransCon CNP/ Vehicle | TransCon CNP | Vehicle

Preventing Premature Fusion of Synchondroses of Foramen Magnum

TransCon CNP may ameliorate most disabling ACH traits, including stenosis of the foramen magnum


28
5
18
IOS
IOS
25
9
23
IOS
IOS

Vehicle | TransCon CNP

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ENDO Conference Highlights



TransCon Growth Hormone

- Only long-acting GH in clinical development that delivers *unmodified* GH, achieving same distribution and effects as hGH
- Phase 3 heiGHt Trial on track to complete enrollment 4Q 2017



TransCon PTH

- Infusion-like profile potentially addresses all aspects of hypoparathyroidism
- Regulatory filing planned in Australia during 2Q 2017; Phase 1 to begin 3Q 2017



TransCon CNP

- Efficacy without potential dose-limiting cardiovascular adverse effects; once-weekly dosing in ACH
- IND or equivalent filing expected 4Q 2017

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Q&A